Exhibit 99.1

Name	Common Stock	$0.001 Prefunded Warrants	2.75% Convertible Notes
667, L.P.	442,940	481,437	2,592,000
Baker Brothers Life Sciences, L.P.	4,372,852	5,666,350	28,158,000
Total	4,815,792	6,147,787	30,750,000